FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

April 7, 2008

Item 3: News Release:

A news release dated and issued on April 7, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. to Attend European Gold

Item 5: Full Description of Material Change:

April 7, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN: TSX; PAWEF: OTC BB; P7J: FF) is pleased to announce that it has been selected to attend the Denver Gold Group's European Gold Forum as a "Junior Exploration" company held on April 8 to 11. This invitation-only conference is internationally regarded as one of the world's most prestigious precious metals investment forums, attended by major global fund and portfolio managers, institutional investors and analysts. Apart from its attendance at the conference, Pacific North West Capital will also be co-sponsoring the Exploration Reception held on Wednesday, April 9 from 5:30 to 7 p.m. at the Hotel Baur au Lac, Zurich, Switzerland.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this  7th  day of April 2008.